CHARTER COMMUNICATIONS OPERATING, LLC AND

CHARTER COMMUNICATIONS OPERATING CAPITAL CORP.

400 Atlantic Street

Stamford, Connecticut 06901

October 23, 2017

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

FAX: (202) 772-9202

Re:	Charter Communications Operating, LLC and Charter Communications Operating Capital Corp. Registration Statement on Form S-4 (SEC File No. 333-220863) Originally Filed on October 6, 2017

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), Charter Communications Operating, LLC and Charter Communications Operating Capital Corp. (together, the “Issuers”) and the Additional Registrant Guarantors listed on Schedule A (collectively, the “Registrants”) hereby request acceleration of the effective date of their Registration Statement on Form S-4 with respect to themselves of the securities specified therein (SEC File No. 333-220863) (the “Registration Statement”) to 2:00 p.m., Eastern time, on October 25, 2017 or as soon as practicable thereafter.

The Registrants hereby acknowledge their responsibilities under the Act and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. The Registrants hereby further acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Christian Nagler of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4660 as soon as the Registration Statement has been declared effective.

Very truly yours,

Charter Communications Operating, LLC

By:	/s Daniel J. Bollinger
Name:	Daniel J. Bollinger
Title:	Vice President, Associate General Counsel and Assistant Corporate Secretary

Charter Communications Operating Capital Corp.

By:	/s Daniel J. Bollinger
Name:	Daniel J. Bollinger
Title:	Vice President, Associate General Counsel and Assistant Corporate Secretary

The Additional Registrant Guarantors Named on Schedule A

By:	/s Daniel J. Bollinger
Name:	Daniel J. Bollinger
Title:	Vice President, Associate General Counsel and Assistant Corporate Secretary

Schedule A

AdCast North Carolina Cable Advertising, LLC

Alabanza LLC

America’s Job Exchange LLC

Athens Cablevision, LLC

BHN Home Security Services, LLC

BHN Spectrum Investments, LLC

Bresnan Broadband Holdings, LLC

Bresnan Broadband of Colorado, LLC

Bresnan Broadband of Montana, LLC

Bresnan Broadband of Utah, LLC

Bresnan Broadband of Wyoming, LLC

Bresnan Communications, LLC

Bresnan Digital Services, LLC

Bresnan Microwave of Montana, LLC

Bright House Networks Information Services (Alabama), LLC

Bright House Networks Information Services (California), LLC

Bright House Networks Information Services (Florida), LLC

Bright House Networks Information Services (Indiana), LLC

Bright House Networks Information Services (Michigan), LLC

Bright House Networks, LLC

Cable Equities Colorado, LLC

Cable Equities of Colorado Management LLC

CC 10, LLC

CC Fiberlink, LLC

CC Michigan, LLC

CC Systems, LLC

CC V Holdings, LLC

CC VI Fiberlink, LLC

CC VI Operating Company, LLC

CC VII Fiberlink, LLC

CC VIII Fiberlink, LLC

CC VIII Holdings, LLC

CC VIII Operating, LLC

CC VIII, LLC

CCO Fiberlink, LLC

CCO Holdco Transfers VII, LLC

CCO Holdings, LLC

CCO LP, LLC

CCO NR Holdings, LLC

CCO Purchasing, LLC

CCO SoCal I, LLC

CCO SoCal II, LLC

CCO SoCal Vehicles, LLC

CCO Transfers, LLC

Charter Advanced Services (AL), LLC

Charter Advanced Services (CA), LLC

Charter Advanced Services (CO), LLC

Charter Advanced Services (CT), LLC

Charter Advanced Services (GA), LLC

Charter Advanced Services (IL), LLC

Charter Advanced Services (IN), LLC

Charter Advanced Services (KY), LLC

Charter Advanced Services (LA), LLC

Charter Advanced Services (MA), LLC

Charter Advanced Services (MD), LLC

Charter Advanced Services (MI), LLC

Charter Advanced Services (MN), LLC

Charter Advanced Services (MO), LLC

Charter Advanced Services (MS), LLC

Charter Advanced Services (MT), LLC

Charter Advanced Services (NC), LLC

Charter Advanced Services (NE), LLC

Charter Advanced Services (NH), LLC

Charter Advanced Services (NV), LLC

Charter Advanced Services (NY), LLC

Charter Advanced Services (OH), LLC

Charter Advanced Services (OR), LLC

Charter Advanced Services (PA), LLC

Charter Advanced Services (SC), LLC

Charter Advanced Services (TN), LLC

Charter Advanced Services (TX), LLC

Charter Advanced Services (UT), LLC

Charter Advanced Services (VA), LLC

Charter Advanced Services (VT), LLC

Charter Advanced Services (WA), LLC

Charter Advanced Services (WI), LLC

Charter Advanced Services (WV), LLC

Charter Advanced Services (WY), LLC

Charter Advanced Services VIII (MI), LLC

Charter Advanced Services VIII (MN), LLC

Charter Advanced Services VIII (WI), LLC

Charter Advertising of Saint Louis, LLC

Charter Cable Operating Company, LLC

Charter Cable Partners, LLC

Charter Communications Entertainment I, LLC

Charter Communications Entertainment, LLC

Charter Communications of California, LLC

Charter Communications Properties LLC

Charter Communications Ventures, LLC

Charter Communications VI, L.L.C.

Charter Communications VII, LLC

Charter Communications, LLC

Charter Distribution, LLC

Charter Fiberlink – Alabama, LLC

Charter Fiberlink – Georgia, LLC

Charter Fiberlink – Illinois, LLC

Charter Fiberlink – Maryland II, LLC

Charter Fiberlink – Michigan, LLC

Charter Fiberlink – Missouri, LLC

Charter Fiberlink – Nebraska, LLC

Charter Fiberlink – Pennsylvania, LLC

Charter Fiberlink – Tennessee, LLC

Charter Fiberlink AR-CCVII, LLC

Charter Fiberlink CA-CCO, LLC

Charter Fiberlink CC VIII, LLC

Charter Fiberlink CCO, LLC

Charter Fiberlink CT-CCO, LLC

Charter Fiberlink LA-CCO, LLC

Charter Fiberlink MA-CCO, LLC

Charter Fiberlink MS-CCVI, LLC

Charter Fiberlink NC-CCO, LLC

Charter Fiberlink NH-CCO, LLC

Charter Fiberlink NV-CCVII, LLC

Charter Fiberlink NY-CCO, LLC

Charter Fiberlink OH-CCO, LLC

Charter Fiberlink OR-CCVII, LLC

Charter Fiberlink SC-CCO, LLC

Charter Fiberlink TX-CCO, LLC

Charter Fiberlink VA-CCO, LLC

Charter Fiberlink VT-CCO, LLC

Charter Fiberlink WA-CCVII, LLC

Charter Helicon, LLC

Charter Home Security, LLC

Charter Leasing Holding Company, LLC

Charter Leasing of Wisconsin, LLC

Charter RMG, LLC

Charter Stores FCN, LLC

Charter Video Electronics, LLC

DukeNet Communications Holdings, LLC

DukeNet Communications, LLC

Falcon Cable Communications, LLC

Falcon Cable Media, a California Limited Partnership

Falcon Cable Systems Company II, L.P.

Falcon Cablevision, a California Limited Partnership

Falcon Community Cable, L.P.

Falcon Community Ventures I Limited Partnership

Falcon First Cable of the Southeast, LLC

Falcon First, LLC

Falcon Telecable, a California Limited Partnership

Falcon Video Communications, L.P.

Helicon Partners I, L.P.

Hometown T.V., LLC

HPI Acquisition Co. LLC

ICI Holdings, LLC

Insight Blocker LLC

Insight Capital LLC

Insight Communications Company, L.P.

Insight Communications Midwest, LLC

Insight Communications of Central Ohio, LLC

Insight Communications of Kentucky, L.P.

Insight Interactive, LLC

Insight Kentucky Capital, LLC

Insight Kentucky Partners I, L.P.

Insight Kentucky Partners II, L.P.

Insight Midwest Holdings, LLC

Insight Midwest, L.P.

Insight Phone of Indiana, LLC

Insight Phone of Kentucky, LLC

Insight Phone of Ohio, LLC

Interactive Cable Services, LLC

Interlink Communications Partners, LLC

Intrepid Acquisition LLC

Marcus Cable Associates, L.L.C.

Marcus Cable of Alabama, L.L.C.

Marcus Cable, LLC

Midwest Cable Communications, LLC

NaviSite LLC

New Wisconsin Procurement LLC

Oceanic Time Warner Cable LLC

Parity Assets LLC

Peachtree Cable TV, L.P.

Peachtree Cable TV, LLC

Renaissance Media LLC

Rifkin Acquisition Partners, LLC

Robin Media Group, LLC

Scottsboro TV Cable, LLC

The Helicon Group, L.P.

Time Warner Cable Business LLC

Time Warner Cable Enterprises LLC

Time Warner Cable Information Services (Alabama), LLC

Time Warner Cable Information Services (Arizona), LLC

Time Warner Cable Information Services (California), LLC

Time Warner Cable Information Services (Colorado), LLC

Time Warner Cable Information Services (Hawaii), LLC

Time Warner Cable Information Services (Idaho), LLC

Time Warner Cable Information Services (Illinois), LLC

Time Warner Cable Information Services (Indiana), LLC

Time Warner Cable Information Services (Kansas), LLC

Time Warner Cable Information Services (Kentucky), LLC

Time Warner Cable Information Services (Maine), LLC

Time Warner Cable Information Services (Massachusetts), LLC

Time Warner Cable Information Services (Michigan), LLC

Time Warner Cable Information Services (Missouri), LLC

Time Warner Cable Information Services (Nebraska), LLC

Time Warner Cable Information Services (New Hampshire), LLC

Time Warner Cable Information Services (New Jersey), LLC

Time Warner Cable Information Services (New Mexico), LLC

Time Warner Cable Information Services (New York), LLC

Time Warner Cable Information Services (North Carolina), LLC

Time Warner Cable Information Services (Ohio), LLC

Time Warner Cable Information Services (Pennsylvania), LLC

Time Warner Cable Information Services (South Carolina), LLC

Time Warner Cable Information Services (Tennessee), LLC

Time Warner Cable Information Services (Texas), LLC

Time Warner Cable Information Services (Virginia), LLC

Time Warner Cable Information Services (Washington), LLC

Time Warner Cable Information Services (West Virginia), LLC

Time Warner Cable Information Services (Wisconsin), LLC

Time Warner Cable International LLC

Time Warner Cable Internet Holdings III LLC

Time Warner Cable Internet Holdings LLC

Time Warner Cable Internet LLC

Time Warner Cable, LLC

Time Warner Cable Media LLC

Time Warner Cable Midwest LLC

Time Warner Cable New York City LLC

Time Warner Cable Northeast LLC

Time Warner Cable Pacific West LLC

Time Warner Cable Services LLC

Time Warner Cable Southeast LLC

Time Warner Cable Sports LLC

Time Warner Cable Texas LLC

TWC Administration LLC

TWC Communications, LLC

TWC Digital Phone LLC

TWC Media Blocker LLC

TWC News and Local Programming Holdco LLC

TWC News and Local Programming LLC

TWC Regional Sports Network I LLC

TWC Security LLC

TWC SEE Holdco LLC

TWC Wireless LLC

TWC/Charter Dallas Cable Advertising, LLC

TWC/Charter Green Bay Cable Advertising, LLC

TWC/Charter Los Angeles Cable Advertising, LLC

TWCIS Holdco LLC

Vista Broadband Communications, LLC

Wisconsin Procurement Holdco LLC